UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40416

Nouveau Monde Graphite Inc.

(Translation of registrant’s name into English)

481 rue Brassard

Saint-Michel-des-Saints, Quebec

Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark file annual reports under cover of file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Subscription Agreement dated December 16, 2024 with Canada Growth Fund Inc.

99.2	Investment Rights Agreement dated December 20, 2024 with Canada Growth Fund Inc.

99.3	Registration Rights Agreement dated December 20, 2024 with Canada Growth Fund Inc.

99.4	English Translation of Subscription Agreement dated December 16, 2024 with Investissement Quebec

99.5	English Translation of Investment Rights Agreement dated December 20, 2024 with Investissement Quebec

99.6	English Translation of Registration Rights Agreement dated December 20, 2024 with Investissement Quebec

99.7	Press Release dated December 17, 2024

99.8	Press Release dated December 20, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Nouveau Monde Graphite Inc.
(Registrant)

Date: December 26, 2024	/s/ Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs & Corporate Secretary